UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ACHILLION PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00448Q201

(CUSIP Number)

Mitchell D. Kaye
Xmark Opportunity Partners, LLC
90 Grove Street, Suite 201
Ridgefield, CT  06877
(203) 244-9503

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         00448Q201
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Xmark Opportunity Partners, LLC 20-2052197

2. (a) (b)	Check the Appropriate Box if a Member of a Group (See Instructions): Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power:	961,944*
	8.	Shared Voting Power:

	9.	Sole Dispositive Power:	961,944*
	10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:		961,944*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions):	Not Applicable

13.	Percent of Class Represented by Amount in Row (11):		3.6%*

14.	Type of Reporting Person (See Instructions): IA

* Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of Achillion Pharmaceuticals, Inc., a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd.  Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners.  David C. Cavalier and Mitchell D. Kaye, the Chief Operating Officer and Chief Executive Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of August 21, 2008, Opportunity LP held 197,995 shares of Common Stock, $0.001 par value per share (the "Common Shares"), of the Company, Opportunity Ltd held 571,217 Common Shares of the Company and JV Partners held 192,732 Common Shares of the Company.  Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2008, there were 26,376,078 Common Shares of the Company issued and outstanding as of August 13, 2008.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 961,944 Common Shares of the Company, or 3.6% of the Common Shares of the Company deemed issued and outstanding as of August 21, 2008.  Opportunity Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP, Opportunity Ltd and JV Partners, if any.

2

Item 3.                     Source and Amount of Funds or Other Consideration.

 Item 3 is hereby amended by adding the following at the end thereof:

 All funds used to purchase the Common Shares in the purchase transactions described in Item 5, as amended, on behalf of the Funds have come directly from the assets of the Funds.  See Item 5 for further information.

Item 5.                     Interest in Securities of the Issuer.

 Item 5 is hereby amended by deleting Item 5 in its entirety and by substituting the following in lieu thereof:

As of August 21, 2008, Opportunity LP held 197,995 Common Shares of the Company, Opportunity Ltd held 571,217 Common Shares of the Company and JV Partners held 192,732 Common Shares of the Company.

Opportunity Partners possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds.  Messrs. Cavalier and Kaye share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 961,944 Common Shares of the Company, or 3.6% of the Common Shares of the Company deemed issued and outstanding as of August 21, 2008.

On August 11, 2008, the Company filed with the Securities and Exchange Commission a Current Report on Form 8-K, wherein it set forth that on August 5, 2008 the Company entered into a Securities Purchase Agreement pursuant to which it sold 10,714,655 Common Shares of the Company.  On August 14, 2008, the Company filed with the Securities and Exchange Commission a Quarterly Report on Form 10-Q wherein it set forth that as of August 13, 2008 the Company had 26,376,078 Common Shares outstanding.  Accordingly, as of August 5, 2008, Opportunity Partners ceased to be the beneficial owner of more than five percent of the Common Shares of the Company.

The following table details all of the transactions in Common Shares of the Company, or securities convertible into, exercisable for or exchangeable for Common Shares of the Company, by the persons referenced in Item 2 (each of which were effected by the Funds in ordinary brokerage transactions), since the filing of Schedule 13D Amendment No. 1 as of July 16, 2008:

Date	Type of Transaction	Number of Shares	Security Type	Price per Share ($)
7/23/2008	Purchase	29,911	Common Shares	$2.4858
7/25/2008	Purchase	1,000	Common Shares	$2.8080
7/28/2008	Purchase	1,500	Common Shares	$2.7827
7/29/2008	Purchase	10,000	Common Shares	$2.6844
7/29/2008	Purchase	1,500	Common Shares	$2.8747
7/30/2008	Purchase	20,000	Common Shares	$2.5012
7/31/2008	Purchase	30,000	Common Shares	$2.7061
8/04/2008	Purchase	1,000	Common Shares	$3.0000
8/06/2008	Sale	6,435	Common Shares	$2.8300
8/07/2008	Sale	1,100	Common Shares	$2.8300
8/21/2008	Purchase	500	Common Shares	$2.9920

3

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 3, 2008
XMARK OPPORTUNITY PARTNERS, LLC
By:	XMARK CAPITAL PARTNERS, LLC,
its Managing Member

By:	/s/ Mitchell D. Kaye
Name:	Mitchell D. Kaye
Title:	Chief Executive Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

4